Exhibit 99.1

Triple Flag Reaches Terms with Nevada Copper to Participate in Proposed Financing Package for Restart Plan at Pumpkin Hollow

TORONTO--(BUSINESS WIRE)--August 25, 2022--Triple Flag Precious Metals Corp. (“Triple Flag” or the “Company”) (TSX:TFPM, TSX:TFPM.U) today announced that it has reached an understanding with Nevada Copper Corp. (TSX: NCU) (OTC: NEVDF) (FSE: ZYTA) (“Nevada Copper”) and certain other key financing partners with respect to the non-binding terms of the proposed financing package announced today by Nevada Copper, who collectively will provide up to US$93 million of liquidity to Nevada Copper in order to support the restart and ramp-up of the Pumpkin Hollow copper mine (the “Underground Mine”) located in Yerington, Nevada. Nevada Copper also announced the key components of its newly developed restart plan for the Underground Mine.

Under the proposed terms, Triple Flag would provide an aggregate US$30 million in financing by (i) increasing its existing net smelter returns royalty on Nevada Copper’s open pit project (the “Open Pit”) from 0.7% to 2% for a purchase price of US$26.2 million, subject to a full buyback of the increased royalty percentage, and (ii) accelerating the payment of the remaining unfunded deposit in the amount of US$3.8 million under the existing metals purchase and sale agreement between Triple Flag and Nevada Copper. Nevada Copper will have the option to buy back 100% of the increased Open Pit royalty (being the 1.3% increased royalty amount) for US$33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

Triple Flag would fund its investment in two tranches, with US$20 million being funded at the closing of the funding package and the remaining US$10 million to be put in escrow on closing and released upon the satisfaction or waiver of certain conditions.

In connection with Triple Flag’s investment, Triple Flag would be granted the right to nominate one director to the board of directors of Nevada Copper (the “Board”), which it may opt to exercise at any time through a nominee to Nevada Copper’s advisory board instead of the Board, and it would also be granted the right to nominate one individual to Nevada Copper’s technical committee.

Please see Nevada Copper’s August 25, 2022 press release for additional information regarding the proposed financing package and restart plan. The closing of the financing package, including Triple Flag’s participation as described above, is subject to, among other things, finalization of the specific terms thereof, negotiation and execution of definitive documentation and the satisfaction of various regulatory requirements, including the approval of the Toronto Stock Exchange. There can be no assurance that the financing package will be completed. For further details see the Nevada Copper press release.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. On May 26, 2021, Triple Flag closed its Canadian IPO, which was the largest TSX-listed mining IPO since 2012 by size and market capitalization, and the largest precious metals IPO globally by market capitalization since 2008.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our statements concerning the transactions described herein are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including the factors set out in the Nevada Copper press release. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recent annual information form filed on SEDAR at www.sedar.com and incorporated by reference in the Form F-10 filed with the SEC on www.sec.gov, as well as the risk factors set out in the Nevada Copper press release.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
+1 (416) 304-9770
ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
+44 (0) 7730 567 938
tripleflag@camarco.co.uk